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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	February 28, 2015	March 1, 2014	March 2, 2013	March 3, 2012	February 26, 2011
	(52 Weeks)	(52 Weeks)	(52 Weeks)	(53 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$397,612	$424,591	$515,421	$529,255	$547,581
Interest portion of net rental expense(1)	321,495	317,592	317,080	325,631	321,888

Fixed charges before capitalized interest and preferred stock dividend requirements	719,107	742,183	832,501	854,886	869,469
Preferred stock dividend requirements(2)	—	16,636	21,056	19,838	18,692
Capitalized interest	145	197	399	315	509

Total fixed charges	719,252	759,016	853,956	875,039	888,670
Earnings:
Income (loss) before income taxes	426,820	250,218	7,505	(392,257)	(545,582)
Preferred stock dividend requirements(2)	—	(16,636)	(21,056)	(19,838)	(18,692)
Fixed charges before capitalized interest	719,107	758,819	853,557	874,724	888,161

Total adjusted earnings	1,145,927	992,401	840,006	462,629	323,887

Earnings to fixed charges excess (deficiency)	$426,675	$233,385	$(13,950)	$(412,410)	$(564,783)

Ratio of earnings to fixed charges(3)	1.59	1.31	—	—	—

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre- tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended, February 26, 2011, March 3, 2012, and March 2, 2013, earnings were insufficient to cover fixed charges by approximately $564.8 million, $412.4 million, and $14.0 million, respectively. For the years ended March 1, 2014 and February 28, 2015, earnings were sufficient to cover fixed charges by approximately $233.4 million and $426.7 million, respectively.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES